S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, 3RD FLOOR HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

June 23, 2020

By EDGAR correspondence

Mr. Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	StemGen, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 14, 2020 File No. 333-235837

Dear Mr. Crispino:

This letter is in response to your letter of comment dated May 28, 2020 covering the captioned Amendment No. 1 to Registration Statement filed with the Commission on May 14, 2020. For your convenience, we will restate your comments followed by our responses.

Cover Page

1.	We note your response to prior comment 1. It appears that your common stock continues to be quoted on the OTC Pink. As we noted in our prior comment, quotation on the OTC Pink does not satisfy the requirement that there be an established public trading market, with respect to secondary at-the-market offerings, for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation S-K. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that “the existence of limited or sporadic quotations” such as the Pink Sheets “should not of itself be deemed an established public trading market.” Therefore, please revise to reflect the fixed price at which the shares will be offered.

Although we disagree with your conclusion, we have revised the offering price accordingly.

Risk Factors, page 3

2.	Please add a risk factor concerning your previous inability to timely file your periodic reports under the Securities and Exchange Act of 1934. Please discuss in this risk factor the risk that investors may not have access to current or timely financial information about your company.

The risk factor has been added in response to your comment.

Sonfield & Sonfield

Mr. Matthew Crispino

Division of Corporation Finance

June 23, 2020

Interim Financial Statements, page F-1

3.	Please update your interim financial statements through March 31, 2020. Refer to Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X. Similarly, we note it appears that you have not timely filed your Form 10-Q for the quarterly period ended March 31, 2020. If you are unable to timely file this report, you should file a Form 12b-25. Refer to Rule 12b-25.

The financial statements have been updated in response to your comment.

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director

cc: Simon Dawson (via e-mail)